CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

Exhibit 12—Ratio of Earning to Fixed Charges

(In thousands)

	Years ended December 31
	2007	2006	2005	2004	2003
Interest expense and amortization of debt expense and premium	$58,892	$54,028	$44,098	$41,407	$20,400
Capitalized interest	764	617	461	398	403
Interest in rent expense	5,681	4,155	4,059	3,894	2,805

Total fixed charges	$65,337	$58,800	$48,618	$45,699	$23,608

Income before taxes and minority interest	$264,931	$213,094	$174,883	$127,443	$116,965

Plus:
Fixed Charges	65,337	58,800	48,618	45,699	23,608
Amortization of capitalized interest	398	377	358	332	299
Distributed income from equity investment	7,074	6,668	5,528	3,541	2,970

Less:

Capitalized interest	(764)	(617)	(461)	(398)	(403)

Income in earnings from affiliates	(8,236)	(7,135)	(4,790)	(15,115)	(28,632)
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(6)	4	91	(4)	(30)

Earnings as adjusted	$328,734	$271,191	$224,227	$161,498	$114,777

Ratio of earnings to fixed charges	5.0	4.6	4.6	3.5	4.9